UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 1, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nortel Networks Corporation

File No. 001-07260 - CF#16307

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Nortel Networks Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 10.4, 10.5, 10.6 and 10.7 to a Form 10-Q for the quarterly period ended June 30, 2004 filed on February 1, 2005. The company modified its application and refiled Exhibits 10.4, 10.5 and 10.6 with fewer redactions as Exhibits 10.7, 10.8 and 10.9, respectively, to a Form 10-Q filed on May 4, 2007. The company further modified its application and refiled Exhibits 10.4, 10.5 and 10.6 with fewer redactions as Exhibits 99.1, 99.2 and 99.3, respectively, to a Form 8-K filed on June 4, 2007.

Based on representations by Nortel Networks Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Form 10-Q filed February 1, 2005:
  Exhibit 10.4 through September 29, 2009
  Exhibit 10.5 through June 29, 2008
  Exhibit 10.6 through June 29, 2008
  Exhibit 10.7 through September 29, 2009

Form 10-Q filed May 4, 2007:
  Exhibit 10.7 through September 29, 2009
  Exhibit 10.8 through June 29, 2008
  Exhibit 10.9 through June 29, 2008

Form 8-K filed June 4, 2007:
  Exhibit 99.1 through September 29, 2009
  Exhibit 99.2 through June 29, 2008
  Exhibit 99.2 through June 29, 2008

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel